5 Rabbit Pilsen

The First US-based, Latin American-Inspired Brewery
To Open a Brewpub

🐦 ⓕ @ 5RABBITBREWERY.COM CHICAGO ILLINOIS



 *Latin America provides a treasure trove of flavors, ingredients and inspirations that fit well in the world of craft beer. It is this cultural angle that provides clear commercial advantages in a busy market. Because of this, and love for our culture, we decided to become storytellers, telling the story of Latin America one beer at at time.*

Andres Arsaya Managing Member @ 5 Rabbit Pilsen

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Why you may want to support us...

1   Opening in Chicago's Pilsen neighborhood, an immigrant port of entry and one of the world's 12 coolest neighborhoods according to Forbes.

2   5 Rabbit is the first Latin American inspired brewery in the United States, bringing Latin culture to the world of craft beer.

3   Chicago's most unique taproom-restaurant, with street-food-inspired dishes from across Latin America.

4   5 Rabbit has won 3 prestigious awards from the Great American Beer Festival, the largest beer festival and competition in the US.

5   5 Rabbit has been featured on NPR, NBC News, Business Insider, FORTUNE, Chicago Tribune, and many more.

6   11,000 Instagram followers. 9,500 Twitter followers. 17,000 Facebook followers. 4,000 email subscribers.

7   **$0** raised from prior investors

8   **$0** lifetime revenue

9   **0** users and customers

10 For Admins: Incorporated: false | Financials: No

Our Team

AND OUR MAJOR ACCOMPLISHMENTS

 **Andres Arsaya**
Managing Member
Has served as CEO since 5 Rabbit's inception, with experience in beer production and logistics in both his native Costa Rica and Mexico. Andres holds an MBA from Cornell and degrees in engineering from Purdue

 **Milagros Ramirez**
Co-Founder
Having lived all over the Latin American world since leaving her native Peru, Milagros serves as a cultural expert for 5 Rabbit. With a background ranging from advertising agencies to catering companies, she's responsible

 **Randy Mosher**
Partner



Randy is an internationally known authority on beer, style, brewing history and recipe formulation. He is a senior instructor at the Siebel Institute and has written three books: Tasting Beer, Brewer's Companion and Radical Brewing.

Downloads

5 Rabbit Pilsen - Slide Deck.pdf

Our mission is to bring the energy, passion and amazing richness of Latin American culture to the delicious world of craft beer

5 Rabbit was established in 2011 as the first Latin American owned cerveceria (brewery) in the United States. It is the creation of husband and wife team, Andres Araya and Milagros Ramirez, who along with their partner Randy Mosher, combined their love of beer with their rich passion for Latin American traditions and flavor.


5
Rabbit
GOLDEN ALE
IRONICA
IPA
LAGER

We operate a production brewery located in the southwest suburbs of Chicago.

We operate out of a 25,000 sqft facility in Bedford Park, IL. We brew with an 4-vessel 30bbl Canadian-made DME system. We currently brew 6,000bbls a year with capacity to grow. Our home market is Chicago, but we also distribute to other markets across the United States.



Our brewery currently has a very successful, vibrant taproom.

We currently operate a very successful brewery taproom, the Rabbit Hole; a laid-back environment with cultural context where our beers feel most at home. Our taproom, although located in an industrial corner of Chicago's southwest suburbs, has nevertheless

managed to attract a huge following that validates its mission, message and beers.





SALES | REVENUE

Our original Bedford Park taproom sales have been growing at 20% over the last three years



And also have been fortunate to enjoy a very solid list of clients supported by a loyal fan base.

We want to expand our direct to consumer business ...

In order to respond to requests for food, more events and other programming, it was clear that a second, more accessible and patron-friendly location was needed to build the business as well as deliver a richer, more enveloping message about 5 Rabbit Cerveceria and the cultures that inspire it.





Developers of Mural Park in Pilsen invited us to open a brewery/restaurant in their new re-development project. For 5 Rabbit, this will be a superb opportunity to bring our vision to a bigger life in a location that is an epicenter of the Chicago heart beating with the culture we are sharing and promoting.



... while strengthening our brand message and connection to the community

5 Rabbit Pilsen will feature a full menu of Latin American-inspired small plates, such as tacos, ceviches, arepas and more, made simply from high-quality ingredients our beers. Our beers will share the stage with a menu of cocktails mixed with Latin American spirits like tequila, pisco, and cachaca, as well as wines and ciders.





Milestones

5 Rabbit Pilsen will be distinct from the original taproom but reflective of our larger narrative: sharing and celebrating half a world's worth of culture, nature, and cuisine. As usual for anything 5 Rabbit, it will be unlike other concepts you can find in the city—or anywhere else.




Fundraising by early 2020 will allow for a 2020 summer opening
$
fundraising
finalize permits
buildout
pre-launch
grand opening
Now – Feb 2020
February – July
August

Please note that this investment opportunity is for 5 Rabbit Pilsen ONLY – the 5 Rabbit brewpub located in Pilsen – and NOT the original production brewery and taproom in Bedford Park.

We hope our beers will appeal not just to super-enthusiasts, but to everyone seeking fresh, unique and delicious beers.

The vast and delicious cuisines of Central and South America hold a treasure trove of flavors, aromas, and textures— which feels right at home in a well-made beer. Our creations are unique, creative and authentic, but also very down to earth and approachable.


CHINGA TU PELO

Help us grow and invest in our Pilsen Brewpub

We would love it if you join our journey to grow 5 Rabbit Pilsen and make your investment today!



Investor Q&A

What does your company do? ⌄

We are the first Latino inspired craft brewery in the US. We make our beers with pride, using flavors from Latin America. Our mission is to bring our rich, colorful and delicious culture to the world of craft beer. We started out as a production brewery and built out a small taproom among the tanks. This taproom has become a place to meet, drink, dance, sing and eat, for Latinos and non Latinos alike. More than a brewery, we have built an authentic cultural brand that is known and respected.

Where will your company be in 5 years? ⌄

We want to keep growing; we want to evolve too. 5 Rabbit Pilsen is the next step in our journey. Small-batch creative beers, kitchen tailored for street food, music, art, cultural events and a connection to the community, are all critical in our ambitious plan to become a destination for the neighborhood and a space for all. Once 5 Rabbit Pilsen is underway, we want to look for additional locations to open similar, yet unique, 5 Rabbit locations. All authentic, creative, inspired.

Why did you choose this idea? ⌄

Latin America provides a treasure trove of flavors, ingredients and inspirations that fit well in the world of craft beer. It is this cultural angle that provides clear commercial advantages in a busy market. Because of this, and love for our culture, we decided to become storytellers, telling the story of Latin America one beer at at time.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago? ⌄

People increasingly value experiences over transactions. They want to remember a night out, not because of a specific dish on the menu, but because they felt/learned/discovered something. "Cultural explorers", exponentially increasing in numbers, look for authentic/unique/creative experiences. The traditional approach to a brewpub does very little to scratch that itch. At 5 Rabbit we have the cultural depth and track record to deliver on that promise. 5 Rabbit Pilsen will be reflective of our broader narrative: sharing and celebrating half a world's worth of culture, nature, and cuisine. It will be unlike anything else in the city—or anywhere else. Then again, who doesn't love beer and tacos or ceviche?

What is your proudest accomplishment? ⌄

We have several! We have been very fortunate to have been recognized in the most highly respected beer competitions: Great American Beer Festival (3 medals), The World Beer Cup (2 medals) and Festival of Wood and Barrel Aged Beers (3 medals). Also, it is somewhat surreal to have had enough of an impact to have a documentary filmed about you. "F*** Your Hair" tells the story of why we felt we needed to make a political statement in pulling a beer which we specially brewed for Chicago's Trump Tower.

How far along are you? What's your biggest obstacle? ⌄

The planning is going well! We are pretty far along: we have the location and lease in place, we have architectural drawings and interior design, we have brewing and kitchen equipment specifications and suppliers, we have a food menu and a long list of beer recipes. We have organized ourselves in a way that if we had the capital, we would be able to pull the trigger on buildout and have an opening date of Summer 2020.

Who are your competitors? Who is the biggest threat? ⌄

Taking a very narrow view of the market, other brewpubs and brewery taprooms would be our competitors. There is a healthy craft beer market of consumers that seek out breweries. Yet, we don't plan on playing solely on that playing field. We want to be considered a restaurant, a bar, a music venue, a community gathering space. We want to be a neighborhood hangout as well as a destination. Our biggest threat would be the restaurant/bar industry as a whole. The amount of good options that consumers in Chicago have is both significant and daunting. To stand out in this market, we need to take advantage of this superb opportunity to bring our vision to bigger life in a location that is the heart-beating epicenter of the culture we are promoting.

What do you understand that your competitors don't? ⌄

For a business to be successful in an industry with this level of competition, one has to stand out and differentiate oneself from the crowd. You need to "add something to the conversation." There is no room for middle-of-the-road, bland ideas or uninspired copy cats. Once you know what you stand for, you need to communicate it clearly to the consumers and make sure that they understand it. Then you have to go out and execute effectively on that promise. We believe many people are fearful and gravitate towards the comforting waters of the happy medium. We say... be unafraid!

How will you make money? ⌄

Our business model is very simple: we will make money from beer and food sales. 5 Rabbit Pilsen will have 150 seats and we will be open for lunch and dinner. Our expected average ticket is of $21 and $38, respectively. We plan on filling these 150 seats in three different ways. First, we are the only restaurant in a 200,000 sqft office development. Drawing these people in for lunch or for after-work beers will be very important. Additionally, we are located within a traditionally Mexican neighborhood. We are part of this community and will be increasingly involved. Finally, we want to become a destination by remaining relevant within the craft beer community and by engaging the "cultural explorers."

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

Biggest risk is to manage costs around the ebb and flow of the business. Although we need to make sure we are focusing on bringing people in the door, we also have to make sure that we are measuring and managing all costs associated with running the business. Measure, analyze and course correct. Discipline in maintaining food costs in check, managing front of house and back of house personnel, and all other key cost drivers in the industry. We need to have the right people as general managers and the right supervision tools and mechanisms.

What do you need the most help with? ⌄

We need help spreading the word and getting people excited about our opening. Then once we open, we need help in getting people to come through the door and fill our seats. Come yourself, bring friends and family, recommend for others to come. Share our social media and help advertise our events. Become part of our wonderful community!

What would you do with the money you raise? ⌄

We will use the money that we raise to: build out our space - and make it our own! - (20% of funds, approximately), buy and install brewing equipment (30%), as well as kitchen and bar equipment (15%), purchase furniture and dinnerware (15%) as well as working capital (20%).